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United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

AuRico Gold Inc.
(Name of Subject Company (issuer))

AuRico Gold Inc. (Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Shares, No Par Value
(Title of Class of Securities)

05155C105
(CUSIP Number of Class of Securities)

AuRico Gold Inc.
Attention: Trent C. A. Mell
Executive Vice President, Corporate Affairs
110 Yonge Street, Suite 1601
Toronto, Ontario, M5C 1T4
CANADA
(647) 260 - 8880

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
 Andrew Grossman
Norton Rose Canada LLP
Suite 3800, Royal Bank Plaza, South Tower
200 Bay Street
Toronto, Ontario, M5J 2Z4
(416) 216-4000

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)

US$300,000,000	US$40,920

(1)
Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase for not more than US$300,000,000 for an aggregate of up to 36,144,578 common shares of AuRico Gold Inc. at a purchase price of not more than US$9.30 and not less than US$8.30 per share in cash.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals US$136.40 per US$1,000,000 of the value of the transaction.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: US$40,920	Filing Party: AuRico Gold Inc.
Form or Registration No.: Schedule TO	Date Filed: December 18, 2012

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐ third-party tender offer subject to Rule 14d-1.

  ☒ issuer tender offer subject to Rule 13e-4.

  ☐ going-private transaction subject to Rule 13e-3.

  ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

  ☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

  ☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO initially filed on December 18, 2012 (the "Schedule TO") in connection with the offer by AuRico Gold Inc., a corporation incorporated in Ontario, Canada ("AuRico" or the "Corporation"), to the holders of its common shares, without par value (the "Shares"), to purchase up to an aggregate amount of US$300,000,000 of Shares at a price of not more than US$9.30 per Share and not less than US$8.30 per Share in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 17, 2012 (the "Offer to Purchase"), the accompanying Issuer Bid Circular (the "Circular"), and the related Letter of Transmittal and Notice of Guaranteed Delivery which, collectively, as amended or supplemented from time to time, constitute the "Tender Offer". This Amendment No. 1 to the Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

All information in the Offer to Purchase and the Circular, which was previously filed as Exhibit (a)(1)(A) to the Schedule TO is incorporated herein by reference in response to all items of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.    Additional Information.

On January 24, 2013, AuRico issued a press release announcing the preliminary results of the Tender Offer, which expired at 5:00 p.m. (Eastern time) on January 23, 2013. A copy of the press release is filed as Exhibit (a)(5)(A) hereto.

Item 12.    Exhibits

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated December 17, 2012 and the accompanying Issuer Bid Circular.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(5)(A)	Press release announcing preliminary results of the Tender Offer dated January 24, 2013 (filed herewith).
(d)(1)	Indenture, dated as of October 5, 2010, among Northgate, The Bank of New York Mellon, as trustee, and BNY Trust Company of Canada, as co-trustee (incorporated by reference from Exhibit (d)(1) to the Corporation's Schedule TO filed on November 23, 2011).
(d)(2)	First Supplemental Indenture, dated as of October 5, 2010, among Northgate, The Bank of New York Mellon, as trustee, and BNY Trust Company of Canada, as co-trustee (incorporated by reference from Exhibit (d) (2) to the Corporation's Schedule TO filed on November 23, 2011).
(d)(3)	Second Supplemental Indenture, dated as of October 26, 2011, among Northgate, the Corporation, The Bank of New York Mellon, as trustee, and BNY Trust Company of Canada, as co-trustee (incorporated by reference from Exhibit (d)(3) to the Corporation's Schedule TO filed on November 23, 2011).
(d)(4)	AuRico Gold Stock Option Plan (incorporated by reference from Exhibit 4.1 of the Corporation's Form S-8 filed on June 23, 2011).
(d)(5)	AuRico Gold Employee Share Purchase Plan (incorporated by reference from Exhibit 4.2 of the Corporation's Form S-8 filed on June 23, 2011).
(d)(6)*	AuRico Gold Deferred Share Unit Plan.
(g)	None.
(h)	None.

*
Previously filed with the Corporation's Schedule TO on December 18, 2012.

 Signature

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ TRENT C.A. MELL
Name:	Trent C.A. Mell
Title:	Executive Vice President, Corporate Affairs
Date:	January 24, 2013

 INDEX TO EXHIBITS

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated December 17, 2012 and the accompanying Issuer Bid Circular.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(5)(A)	Press release announcing preliminary results of the Tender Offer dated January 24, 2013 (filed herewith).
(d)(1)	Indenture, dated as of October 5, 2010, among Northgate, The Bank of New York Mellon, as trustee, and BNY Trust Company of Canada, as co-trustee (incorporated by reference from Exhibit (d)(1) to the Corporation's Schedule TO filed on November 23, 2011).
(d)(2)	First Supplemental Indenture, dated as of October 5, 2010, among Northgate, The Bank of New York Mellon, as trustee, and BNY Trust Company of Canada, as co-trustee (incorporated by reference from Exhibit (d) (2) to the Corporation's Schedule TO filed on November 23, 2011).
(d)(3)	Second Supplemental Indenture, dated as of October 26, 2011, among Northgate, the Corporation, The Bank of New York Mellon, as trustee, and BNY Trust Company of Canada, as co-trustee (incorporated by reference from Exhibit (d)(3) to the Corporation's Schedule TO filed on November 23, 2011).
(d)(4)	AuRico Gold Stock Option Plan (incorporated by reference from Exhibit 4.1 of the Corporation's Form S-8 filed on June 23, 2011).
(d)(5)	AuRico Gold Employee Share Purchase Plan (incorporated by reference from Exhibit 4.2 of the Corporation's Form S-8 filed on June 23, 2011).
(d)(6)*	AuRico Gold Deferred Share Unit Plan.
(g)	None.
(h)	None.

*
Previously filed with the Corporation's Schedule TO on December 18, 2012.

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  Item 11. Additional Information.
  Item 12. Exhibits
Signature
INDEX TO EXHIBITS